Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - October 18, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	PetroKazakhstan Securityholders Approve Proposed Acquisition by CNPC International; Court Reserves Decision on Final Order until October 26, 2005

CALGARY, Alberta - PetroKazakhstan Inc. announced today that its securityholders approved the proposed plan of arrangement pursuant to which a subsidiary of CNPC International Ltd. will acquire all of the issued and outstanding common shares of PetroKazakhstan for US$55.00 cash per share.

The transaction was approved by over 99% of the votes cast by securityholders voting at the meeting.

PetroKazakhstan also appeared before the Court of Queen's Bench of Alberta today to seek the granting of a final order approving the arrangement. As previously announced, Lukoil Overseas Kukol B.V. appeared at the hearing opposing approval of the arrangement. The Court heard oral submissions from counsel to PetroKazakhstan, CNPC International, certain shareholders and Lukoil. The Court reserved its decision as to whether to grant the final order until October 26, 2005. If the Court grants the final order on October 26, 2005 and subject to the satisfaction of the other conditions contained in the Arrangement Agreement between PetroKazakhstan and CNPC International, PetroKazakhstan would file articles of arrangement to give effect to the arrangement on October 26 or 27, 2005, depending on the time at which the final order of the Court is rendered on October 26.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. The Company is engaged in the acquisition, exploration, development and production of oil and gas, the refining of crude oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company's website can be accessed at www.petrokazakhstan.com.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

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Telephone (403) 221-8435 Fax: (403) 221-8425